Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2022 Financial Results

FY 2022 Revenue increased 25.2% YoY to RUB 51,502 million (increased 58.6% YoY in 4Q 2022)

FY 2022 Total Net Revenue increased 47.7% YoY to RUB 34,137 million (increased 62.3% YoY in 4Q 2022)

FY 2022 Net Profit declined 21.6% YoY to RUB 13,755 million (or RUB 209.5 per diluted share)

FY 2022 Adjusted Net Profit increased 45.9% YoY to RUB 13,996 million

(or RUB 223.51 per diluted share)

NICOSIA, CYPRUS – March 31, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its fourth quarter and full year 2022 financial results ended December 31, 2022.

4Q and FY 2022 key operating and financial highlights1

		4Q 2021	4Q 2022		FY 2021	FY 2022		4Q 2022	FY 2022
		RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million(1)	USD million(1)
	Revenue	9,342	14,815	58.6%	41,135	51,502	25.2%	210.6	732.2
	Total Net Revenue	5,484	8,899	62.3%	23,113	34,137	47.7%	126.5	485.3
	Adjusted EBITDA	2,663	3,500	31.4%	13,167	19,779	50.2%	49.8	281.2
Consolidated Group results	Adjusted EBITDA margin	48.6%	39.3%	(9.2 p.p. )	57.0%	57.9%	1.0 p.p.	39.3%	57.9%
	Profit for the period	4,113	4,069	(1.1)%	17,536	13,755	(21.6)%	57.8	195.6
	Adjusted Net profit	2,124	4,016	89.1%	9,594	13,996	45.9%	57.0	199.0
	Adjusted Net profit margin	38.7%	45.1%	6.4 p.p.	41.5%	41.0%	(0.5 p.p. )	45.0%	41.0%
	PS Net Revenue	4,805	7,562	57.4%	21,100	30,103	42.7%	107.5	428.0
	PS Payment Net Revenue	3,650	5,847	60.2%	17,507	23,575	34.7%	83.1	335.2
	PS Payment Volume, billion	403	520	28.8%	1,735	1,875	8.0%	7.4	26.7
Payment Services (PS)	PS Payment Net Revenue Yield	0.91%	1.13%	0.2 p.p.	1.01%	1.26%	0.2 p.p.	1.13%	1.26%
	PS Other Net Revenue	1,155	1,715	48.5%	3,593	6,528	81.7%	24.4	92.8
	Adjusted Net profit	2,218	3,194	44.0%	10,971	15,799	44.0%	45.4	224.6
	Adjusted Net profit margin	46.2%	42.2%	(3.9 p.p. )	52.0%	52.5%	0.5 p.p.	42.2%	52.5%

(1)	Throughout this release dollar translation is calculated using a ruble to U.S. dollar exchange rate of RUB 70.3375 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2022.

Key events in 4Q 2022 and after the reported period

•	QIWI acquired a 79% effective stake in RealWeb, a digital marketing group of companies.
•	QIWI presented Sustainable Development Strategy and released its inaugural 2021 Sustainable Development Report prepared in accordance with the GRI standards.
•	QIWI received delisting notification from Nasdaq[2] and requested an oral hearing to appeal[3].
•	QIWI published its 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

2 https://investor.qiwi.com/news-and-events/press-releases/4108553/

3 https://investor.qiwi.com/news-and-events/press-releases/4108554/

4Q and FY 2022 results

Net Revenue breakdown by segments

	4Q 2021	4Q 2022		FY 2021	FY 2022		4Q 2022	FY 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Total Net Revenue	5,484	8,899	62.3%	23,113	34,137	47.7%	126.5	485.3
Payment Services (PS)	4,805	7,562	57.4%	21,100	30,103	42.7%	107.5	428.0
PS Payment Net Revenue	3,650	5,847	60.2%	17,507	23,575	34.7%	83.1	335.2
PS Other Net Revenue	1,155	1,715	48.5%	3,593	6,528	81.7%	24.4	92.8
Corporate and Other	679	1,337	96.8%	2,013	4,034	100.4%	19.0	57.4

4Q 2022

Total Net Revenue increased by 62.3% YoY to RUB 8,899 million ($126.5 million) driven by strong performance of both Payment Services (PS) and Corporate and Other (CO) segments.

PS Net Revenue increased by 57.4% to RUB 7,562 million ($107.5 million) compared to last year driven by a combination of higher PS Payment Net Revenue and PS Other Net Revenue.

PS Payment Net Revenue was 60.2% higher YoY and amounted to RUB 5,847 million ($83.1 million) resulting from a 24 bps improvement in PS Payment Net Revenue Yield underpinned by PS Payment Volume increase of 28.8%.

PS Payment Net Revenue Yield improved from 0.91% to 1.13% due to (i) lower third-party processing commissions for payment operations, (ii) improved economics of payouts on the taxi market, and (iii) increased share of operations with higher commissions on currency conversion.

PS Payment Volume reached its record high of RUB 520 billion for the quarter mainly resulting from (i) the growth of operations via our Contact Money remittances payment system; (ii) onboarding of new merchants and aggregators; (iii) an increase of payment volume via QIWI Wallet used for numerous types of services; (iv) and growing payment volume from our product offering for self-employed and peer-to-peer operations.

PS Other Net Revenue increased by 48.5% YoY to RUB 1,715 million ($24.4 million) mainly due to (i) increased net revenue derived from cash and settlement services and related currency conversion income, and (ii) higher interest income driven by a combination of higher outstanding cash balances and favorable Central Bank base rate.

CO Net Revenue increased by 96.8% YoY to RUB 1,337 million ($19.0 million) mainly driven by the growth of ROWI digital factoring and online bank guarantees portfolios, interest income from investments in debt securities (high-quality corporate and government bonds), and interest income for provided credits.

Full Year 2022

Total Net Revenue surged by 47.7% YoY to a historical high of RUB 34,137 million ($485.3) driven by strong performance of both PS and CO segments.

PS Net Revenue reached its record level of RUB 30,103 million ($428.0 million) or 42.7% higher YoY driven by a combination of higher PS Payment Net Revenue and PS Other Net Revenue.

PS Payment Net Revenue was 34.7% higher YoY and amounted to RUB 23,575 million ($335.2 million) resulting from a combination of improved PS Payment Net Revenue Yield by 25 bps YoY and increased PS Payment volume by 8.0% YoY.

PS Payment Net Revenue Yield improved from 1.01% to 1.26% due to (i) lower third-party processing commissions for payment operations, (ii) improved economics of payouts on the taxi market, and (iii) increased share of operations with higher commissions on currency conversion.

PS Payment Volume reached RUB 1,875 billion mainly resulting from (i) the growth of operations via our Contact Money remittances payment system; (ii) onboarding of new merchants and aggregators; (iii) an increase of payment volume via QIWI Wallet used for numerous types of services; (iv) and growing payment volume from our product offering for self-employed and peer-to-peer operations.

PS Other Net Revenue increased by 81.7% YoY to RUB 6,528 million ($92.8 million) mainly due to (i) increased net revenue derived from cash and settlement services and related currency conversion income, and (ii) higher interest income driven by a combination of higher outstanding cash balances and favorable Central Bank base rate.

CO Net Revenue increased by 100.4% YoY to RUB 4,034 million ($57.4 million) driven by the growth of ROWI digital factoring and online bank guarantees portfolios, interest income from investments in debt securities (high-quality corporate and government bonds), and interest income for provided credits partially offset by less contribution from the former Tochka associate.

Corporate and Other (CO) Net Revenue breakdown

	4Q 2021	4Q 2022		FY 2021	FY 2022		4Q 2022	FY 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
CO Net Revenue	679	1,337	96.8%	2,013	4,034	100.4%	19.0	57.4
ROWI	345	667	93.5%	1,015	2,442	140.6%	9.5	34.7
Flocktory	199	243	21.8%	611	708	15.9%	3.5	10.1
Tochka	133	-	(100.0)%	415	106	(74.6)%	-	1.5
Corporate and Other projects	2	427	(21527.6)%	(28)	778	2867.4%	6.1	11.1

CO Net Revenue increased by 96.8% YoY to RUB 1,337 million ($19.0 million) in 4Q 2022 and by 100.4% YoY to RUB 4,034 million ($57.4 million) for the FY 2022 driven by:

•	ROWI Net Revenue growth by 93.5% YoY to RUB 667 million ($9.5 million) in 4Q 2022 and by 140.6% YoY to RUB 2,442 million ($34.7 million) for the FY 2022 due to further expansion of bank guarantees and factoring portfolios as well as on higher YoY gross yield:

➢	As of December 31, 2022, bank guarantees portfolio reached RUB 81.5 billion - an increase of 78.9% YoY. In 4Q 2022, the average amount of issued guarantee was RUB 0.9 million.

➢	As of December 31, 2022, factoring portfolio reached RUB 12.6 billion demonstrating growth of 27.1% YoY. In 4Q 2022, number of active clients increased by 5.8% YoY to 734.

➢	As of December 31, 2022, the portfolio of online loans for government contracts execution was RUB 2.1 billion.

➢	In 2022, the share of ROWI Net Revenue in Total Net Revenue increased by 2.8 ppts YoY to 7.2%.

•	Flocktory Net Revenue increased by 21.8% YoY and reached RUB 243 million ($3.5 million) in 4Q 2021 and by 15.9% YoY to RUB 708 million ($10.1 million) for the FY 2022 driven by growing number of clients and traffic-providers using Flocktory’s platform as well as the growth of an average check.

•	Tochka project was closed after the disposal of our stake in the JSC Tochka associate. We continue our collaboration with Tochka on an arm-length basis and provide a bundle of cash settlement services accounted for within PS Other Net Revenue.

•	Corporate and Other projects Net Revenue includes result of operations of different projects and in 4Q 2022 it stood at RUB 427 million ($6.1 million). Net Revenue for the FY 2022 was RUB 778 million ($11.1 million) compared to FY 2021 loss of RUB 28 million ($ 0.4 million). The change in the Corporate and Other category net revenue was primarily driven by (i) higher interest income from investments into debt securities, (ii) higher interest income for provided credits, (iii) and increase in income from advertising activities due to RealWeb acquisition in 4Q 2022.

Operating expenses and other non-operating income and expenses

	4Q 2021	4Q 2022		FY 2021	FY 2022		4Q 2022	FY 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Operating expenses	(3,103)	(5,673)	82.8%	(11,108)	(15,549)	40.0%	(80.7)	(221.1)
% of Net Revenue	(56.6)%	(63.7)%	(7.2 p.p. )	(48.1)%	(45.5)%	2.5 p.p.
Selling, general and administrative expenses	(1,081)	(1,264)	16.9%	(3,228)	(3,767)	16.7%	(18.0)	(53.6)
% of Net Revenue	(19.7)%	(14.2)%	5.5 p.p.	(14.0)%	(11.0)%	2.9 p.p.
Personnel expenses	(1,664)	(2,607)	56.7%	(6,390)	(8,269)	29.4%	(37.1)	(117.6)
% of Net Revenue	(30.3)%	(29.3)%	1.0 p.p.	(27.6)%	(24.2)%	3.4 p.p.
Depreciation, amortization & impairment	(282)	(274)	(2.8)%	(1,154)	(1,132)	(1.9)%	(3.9)	(16.1)
% of Net Revenue	(5.1)%	(3.1)%	2.1 p.p.	(5.0)%	(3.3)%	1.7 p.p.
Credit loss (expense)	(76)	(1,528)	1910.5%	(336)	(2,381)	608.6%	(21.7)	(33.9)
% of Net Revenue	(1.4)%	(17.2)%	(15.8 p.p.)	(1.5)%	(7.0)%	(5.5 p.p. )
Other non-operating income and expenses	2,198	1,713	(22.1)%	8,611	(404)	(104.7)%	24.4	(5.7)
% of Net Revenue	40.1%	19.2%	(20.8 p.p. )	37.3%	(1.2)%	(38.4 p.p. )
Share of gain of an associate and a joint venture	-	(39)		306	(39)	(112.7)%	(0.6)	(0.6)
% of Net Revenue	0.0%	(0.4)%	(0.4 p.p. )	1.3%	(0.1)%	(1.4 p.p. )
Foreign exchange gain/(loss), net	10	1,605	15950.0%	(29)	(650)	2141.4%	22.8	(9.2)
% of Net Revenue	0.2%	18.0%	17.9 p.p.	(0.1)%	(1.9)%	(1.8 p.p. )
Interest income and expenses, net	117	(7)	(106.0)%	92	58	37.0%	(0.1)	0.8
% of Net Revenue	2.1%	(0.1)%	(2.2 p.p. )	0.4%	0.2%	(0.2 p.p. )
Other income and expenses, net	107	154	(43.9)%	65	227	(249.2)%	2.2	3.2
% of Net Revenue	2.0%	1.7%	(0.2 p.p. )	0.3%	0.7%	0.4 p.p.
Gain on disposal of an associate	1,964	-	(100.0)%	8,177	-	(100.0)%	-	-
% of Net Revenue	35.8%	0.0%		35.4%	0.0%

4Q 2022

Operating expenses increased by 82.8% YoY to RUB 5,673 million ($80.7 million) following increase in Total Net Revenue. Despite strong operating leverage effect, operating expenses as a percent of Total Net Revenue deteriorated by 7.2 ppts to 63.7% due to allowance for ECL on restricted cash accounts and ROWI credit portfolio as a result of its further growth.

Selling, general and administrative expenses increased by 16.9% to RUB 1,264 million ($18.0 million) while as percent of Total Net Revenue went down by 5.5 ppts YoY to 14.2% driven by the positive operating leverage effect.

Personnel expenses surged by 56.7% YoY to RUB 2,607 million ($37.1 million) driven by hiring of new staff for development of new products and strong financial performance resulting in higher employee bonuses. However, as a percent of Total Net Revenue personnel expenses slightly decreased by 1.0 ppts to 29.3% due to positive operating leverage effect.

Depreciation, amortization and impairment stood at RUB 274 million ($3.9 million) or 3.1% as percent of Total Net Revenue – 2.1 ppts lower YoY due to positive operating leverage effect.

Credit loss increased YoY to 17.2% as percent of Total Net Revenue or RUB 1,528 million ($21.7 million) as a result of allowance for ECL on restricted cash accounts and ROWI credit portfolio as a result of its further growth.

Other non-operating income decreased by 22.1% YoY to RUB 1,713 million ($24.4 million) primarily due to (i) gain on disposal of our Tochka equity associate accounted for in 4Q 2021 in the amount of RUB 1,964 million, which created a high base for the current reporting period, that was partially offset by (ii) foreign exchange gain resulting from the appreciation of the Russian Ruble vs. USD and Euro in 4Q 2022.

Full Year 2022

Operating expenses increased by 40.0% YoY to RUB 15,549 million ($221.1 million) following increase in Total Net Revenue by 47.7% YoY, yet improved by 2.5 ppts to 45.5% as percent of Total Net Revenue driven by the positive operating leverage effect which was partially offset by the allowance for ECL on restricted cash accounts and ROWI credit portfolio as a result of its further growth.

Selling, general and administrative expenses increased by 16.7% to RUB 3,767 million ($53.6 million) and as percent of Total Net Revenue went down by 2.9 ppts YoY to 11.0% due to a combination of (i) positive operating leverage effect, and (ii) lower advisory services and expenses for insurance of Directors & Officers, partially offset by (iii) elevated travelling expenses on weakening of COVID restrictions, and (iv) higher expenses related to multi-bank platform services due to increased payment volumes going via Tochka branch in QIWI Bank.

Personnel expenses increased by 29.4% YoY to RUB 8,269 million ($117.6 million) driven by hiring of new staff for development of new products, indexation of salaries, and strong financial performance resulting in higher accruals for bonuses to employees. As percent of Total Net Revenue personnel expenses decreased by 3.4 ppts to 24.2% driven by the positive operating leverage effect.

Depreciation, amortization and impairment stood at RUB 1,132 million ($16.1 million) or 3.3% as percent of Total Net Revenue – 1.7 ppts lower YoY due to positive operating leverage effect.

Credit loss increased YoY to 7.0% as percent of Total Net Revenue or RUB 2,381 million ($33.9 million) as a result of the allowance for ECL on restricted cash accounts and ROWI credit portfolio as a result of its further growth.

Other non-operating income and expenses (net) was a loss of RUB 404 million ($5.7 million) compared to an income of RUB 8,611 million in 2021 driven by a combination of (i) gain on disposal of our Tochka equity associate in 2021 in the amount of RUB 8,177 million, which created a high base for the current reporting period, (ii) an adverse fluctuation in foreign exchange affecting 2022, (iii) absence of equity pick up from Tochka associate in 2022 compared to 2021, partially compensated by (iv) better other income and expenses net result.

Income tax expense

4Q 2022

Income tax expense increased by 86.7% YoY to RUB 870 million ($12. million) mainly driven by Total Net Revenue dynamics. Effective tax rate was 17.6% or 7.4 ppts higher YoY due to a combination of (i) non-taxable gain from sale of an associate in 4Q 2021, and (ii) non-taxable ECL allowance on restricted cash accounts accrued in 4Q 2022, partially offset by (iii) foreign exchange gain for 4Q 2022 which was non-deductible for tax purposes within the Group perimeter.

Full Year 2022

Income tax expense increased by 43.8% YoY to RUB 4,429 million ($63.0 million) mainly driven by Total Net Revenue dynamics. Effective tax rate was 24.4% or 9.4 ppts higher YoY due to a combination of (i) non-taxable gain from sale of an associate in 2021, (ii) non-taxable ECL allowance on restricted cash accounts accrued in 2022, and (iii) foreign exchange loss for 2022 which was non-deductible for tax purposes within the Group perimeter.

Profitability results

	4Q 2021	4Q 2022		FY 2021	FY 2022		4Q 2022	FY 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Adjusted EBITDA	2,663	3,500	31.4%	13,167	19,779	50.2%	49.8	281.2
Adjusted EBITDA margin, %	48.6%	39.3%	(9.2 p.p. )	57.0%	57.9%	1.0 p.p.	39.3%	57.9%
Adjusted Net Profit	2,124	4,016	89.1%	9,594	13,996	45.9%	57.0	199.0
Adjusted Net Profit margin, %	38.7%	45.1%	6.4 p.p.	41.5%	41.0%	(0.5 p.p. )	45.1%	41.0%
Payment Services	2,218	3,194	44.0%	10,971	15,799	44.0%	45.4	224.6
PS Net Profit margin, %	46.2%	42.2%	(3.9 p.p. )	52.0%	52.5%	0.5 p.p.	42.2%	52.5%
Corporate and Other (CO)	(94)	822	974.5%	(1,377)	(1,803)	(30.9)%	11.7	(25.6)
Tochka	1	2	40.0%	329	(13)	(104.0)%	0.0	(0.2)
ROWI	31	155	394.6%	188	830	342.8%	2.2	11.8
Flocktory	61	91	(50.3)%	(48)	127	363.9%	1.3	1.8
Corporate and Other projects	(188)	573	405.0%	(1,845)	(2,747)	(48.9)%	8.1	(39.1)

4Q 2022

Adjusted EBITDA increased by 31.4% YoY to RUB 3,500 million ($49.8 million) following increase in Total Net Revenue by 62.3% YoY. Despite the positive operating leverage effect, Adjusted EBITDA margin deteriorated by 9.2 ppts YoY to 39.3% due to allowance for ECL on restricted cash accounts and ROWI credit portfolio as a result of its further growth.

Adjusted Net Profit increased by 89.0% YoY to RUB 4,015 million ($57.0 million). Adjusted Net Profit margin improved by 6.4 ppts and stood at 45.1% mainly driven by the foreign exchange gain partially offset by the higher income tax expense and adjusted EBITDA margin change described above.

Payment Services Net Profit increased by 44.0% YoY to RUB 3,194 million ($45.4 million) as a result of PS Net Revenue growth of 57.4% YoY. PS Net Profit margin slightly deteriorated by 3.9 ppts to 42.2% due to a combination of (i) allowance for ECL on restricted cash accounts, (ii) higher expenses related to multi-bank platform services due to increased payment volumes going via Tochka branch in QIWI Bank, (iii) elevated travelling expenses of employees, and (iv) higher income tax expenses partially offset by (v) positive operating leverage effect.

CO Net Profit increased to RUB 822 million ($11.7 million) compared to CO Net loss of RUB 94 million driven by:

•	CO Net Profit of RUB 573 million ($8.1 million) resulting primarily from the СO Net Revenue change describe above and foreign exchange gain partially offset by allowance for ECL on restricted cash accounts.

•	ROWI Net Profit growth to RUB 155 million ($2.2 million) as a result of its Net Revenue growth by 93.5% YoY.

•	Flocktory Net Profit increase up to RUB 91 million ($1.3 million) driven by Net Revenue growth of 21.8% YoY.

Full Year 2022

Adjusted EBITDA increased by 50.2% YoY to RUB 19,779 million ($281.2 million) following increase in Total Net Revenue by 47.7%. Adjusted EBITDA margin improved by 1.0 ppt YoY to 57.9% due to a combination of (i) positive operating leverage effect, and (ii) lower advisory services and reduced expenses for insurance of Directors & Officers, partially offset by (iii) elevated travelling expenses on weakening of COVID restrictions, and (iv) higher expenses related to multi-bank platform services due to increased payment volumes going via Tochka branch in QIWI Bank.

Adjusted Net Profit increased by 45.9% YoY to RUB 13,996 million ($199.0 million). Adjusted Net Profit margin deteriorated by 0.5 ppt and stood at 41.0% as positive adjusted EBITDA margin development described above was offset by the foreign exchange loss.

Payment Services Net Profit increased by 44.0% YoY to RUB 15,799 million ($224.6 million) as a result of PS Net Revenue growth of 42.7% YoY. PS Net Profit margin slightly increased by 0.5 ppt to 52.5% as positive operating leverage effect was largely mitigated by (i) allowance for ECL on restricted cash accounts, (ii) higher expenses related to multi-bank platform services due to increased payment volumes going via Tochka branch in QIWI Bank, (iii) elevated travelling expenses of employees, and (iv) higher income tax expenses.

CO Net Loss increased by 30.9% to RUB 1,803 million ($25.6 million) driven by combination of the following factors:

•	Corporate and Other projects Net Loss increased by 48.9% YoY to RUB 2,747 million ($39.1 million) primarily due to (i) higher personnel expenses on strong performance for the year and KPI execution, (ii) adverse foreign exchange impact, and (iii) allowance for ECL on restricted cash accounts partially offset by (iv) the СO Net Revenue change describe above, and (v) lower advisory services and expenses for insurance of Directors & Officers.

•	ROWI Net Profit growth to RUB 830 million ($11.8 million) as a result of its Net Revenue growth by 140.6% YoY.

•	Flocktory Net Profit of RUB 127 million ($1.8 million) compared to RUB 48 million of Loss in 2021 primarily driven by Net Revenue growth by 15.9% and favorable foreign exchange impact partially offset by increased personnel expenses and income tax.

•	Tochka project result driven by the sale of QIWI stake in the associate.

Guidance FY 2023

Due to the persisting level of uncertainty and market volatility, we have decided to extend our abstaining from providing guidance on both short- and medium-term perspective. We will update our guidance on expectations if and when more information becomes available.

We encourage investors to review our 2022 Annual Report on Form 20-F in the Caption “Risk Factors” and other reports QIWI files with the U.S. Securities and Exchange Commission for more details on risks.

Dividends

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, the Company does not see the opportunity to arrange the distribution of dividends or repurchase shares with the equal treatment of all existing shareholders. Therefore, the Board decided to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to distribute dividends to all of its shareholders.

The full impact of sanctions on the Russian economy and other markets where we operate remains unclear and requires caution for the benefit of all shareholders and the Company.

Earnings Conference Call and Audio Webcast

Given the persisting level of uncertainty and market volatility, there will be no conference call or webcast to discuss the results. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI, Flocktory and other projects, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of December 31,	As of December 31,
	2021	2022	2022
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,417	1,163	16.5
Goodwill and other intangible assets	10,501	13,126	186.6
Investments in associates	-	303	4.3
Long-term debt securities	1,111	2,946	41.9
Long-term loans issued	267	843	12.0
Other non-current assets	812	257	3.6
Deferred tax assets	237	208	3.0
Total non-current assets	14,345	18,846	267.9
Current assets
Trade and other receivables	11,576	15,194	216.0
Short-term loans issued	11,270	14,200	201.9
Short-term debt securities	11,976	14,029	199.5
Prepaid income tax	463	236	3.4
Other current assets	1,262	1,959	27.9
Cash and cash equivalents	33,033	47,462	674.8
Total current assets	69,580	93,080	1,323.3
Total assets	83,925	111,926	1,591.3
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	26.7
Share premium	12,068	12,068	171.6
Other reserves	2,376	2,696	38.3
Retained earnings	26,822	39,941	567.8
Translation reserve	542	401	5.7
Total equity attributable to equity holders of the parent	43,685	56,983	810.1
Non-controlling interests	155	912	13.0
Total equity	43,840	57,895	823.1
Non-current liabilities
Long-term debt	4,648	-	-
Long-term deferred income	717	1,154	16.4
Long-term lease liabilities	334	133	1.9
Other non-current liabilities	80	156	2.2
Deferred tax liabilities	1,376	1,847	26.3
Total non-current liabilities	7,155	3,290	46.8
Current liabilities
Trade and other payables	23,365	33,048	469.8
Customer accounts and amounts due to banks	7,635	11,203	159.3
Short-term debt	86	3,922	55.8
Short-term lease liabilities	308	300	4.3
VAT and other taxes payable	178	747	10.6
Other current liabilities	1,358	1,521	21.6
Total current liabilities	32,930	50,741	721.4
Total equity and liabilities	83,925	111,926	1,591.3

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD
Revenue:	9,342	14,815	210.6
Payment processing fees	6,953	10,239	145.6
Interest revenue calculated using the effective interest rate	1,148	1,686	24.0
Fees from inactive accounts and unclaimed payments	476	408	5.8
Other revenue	765	2,482	35.3

Operating costs and expenses:	(6,961)	(11,589)	(164.8)
Cost of revenue (exclusive of items shown separately below)	(3,858)	(5,916)	(84.1)
Selling, general and administrative expenses	(1,081)	(1,264)	(18.0)
Personnel expenses	(1,664)	(2,607)	(37.1)
Depreciation and amortization	(282)	(263)	(3.7)
Credit loss expense	(76)	(1,528)	(21.7)
Impairment of non-current assets	-	(11)	(0.2)
Profit from operations	2,381	3,226	45.9

Gain on disposal of an associate	1,964	-	-
Share of gain of an associate and a joint venture	-	(39)	(0.6)
Foreign exchange gain/(loss), net	10	1,605	22.8
Interest income	130	2	0.0
Interest expenses	(13)	(9)	(0.1)
Other income	118	170	2.4
Other expenses	(11)	(16)	(0.2)
Profit before tax	4,579	4,939	70.2
Income tax expense	(466)	(870)	(12.4)
Profit for the period	4,113	4,069	57.8
Attributable to:
Equity holders of the parent	4,051	3,857	54.8
Non-controlling interests	62	212	3.0

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	2	(41)	(0.6)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	(183)	231	3.3
Net gain recycled to profit or loss upon disposal	-	-	-
Share of other comprehensive Income of an associate	-	16	0.2
Total other comprehensive income, net of tax	(181)	206	2.9
Total comprehensive income, net of tax	3,932	4,275	60.8
Attributable to:
Equity holders of the parent	3,870	4,048	57.6
Non-controlling interests	62	227	3

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	64.87	61.52	0.87
Diluted, earnings attributable to ordinary equity holders of the parent	64.87	61.52	0.87

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD
Revenue:	41,135	51,502	732.2
Payment processing fees	33,397	37,689	535.8
Interest revenue calculated using the effective interest rate	3,453	6,764	96.2
Fees from inactive accounts and unclaimed payments	1,771	1,686	24.0
Other revenue	2,514	5,363	76.2

Operating costs and expenses:	(29,130)	(32,914)	(467.9)
Cost of revenue (exclusive of items shown separately below)	(18,022)	(17,365)	(246.9)
Selling, general and administrative expenses	(3,228)	(3,767)	(53.6)
Personnel expenses	(6,390)	(8,269)	(117.6)
Depreciation and amortization	(1,130)	(1,085)	(15.4)
Credit loss expense	(336)	(2,381)	(33.9)
Impairment of non-current assets	(24)	(47)	(0.7)
Profit from operations	12,005	18,588	264.3

Gain on disposal of an associate	8,177	-	-
Share of gain/(loss) of an associate and a joint venture	306	(39)	(0.6)
Foreign exchange loss, net	(29)	(650)	(9.2)
Interest income	168	109	1.5
Interest expenses	(76)	(51)	(0.7)
Other income	159	276	3.9
Other expenses	(94)	(49)	(0.7)
Profit before tax	20,616	18,184	258.5
Income tax expense	(3,080)	(4,429)	(63.0)
Profit for the period	17,536	13,755	195.6
Attributable to:
Equity holders of the parent	17,399	13,119	186.5
Non-controlling interests	137	636	9.0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(12)	(142)	(2.0)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	(204)	220	3.1
Net gain recycled to profit or loss upon disposal	(2)	-	-
Share of other comprehensive Income of an associate	-	16	0.2
Total other comprehensive income/(loss), net of tax	(218)	94	1.3
Total comprehensive income, net of tax	17,318	13,849	196.9
Attributable to:
Equity holders of the parent	17,181	13,214	187.9
Non-controlling interests	137	635	9

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	278.68	209.50	2.98
Diluted, earnings attributable to ordinary equity holders of the parent	278.59	209.50	2.98

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD(1)
Operating activities
Profit before tax	20,616	18,184	258.5
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	1,130	1,085	15.4
Foreign exchange loss, net	29	650	9.2
Interest income, net	(3,040)	(6,368)	(90.5)
Credit loss expense	336	2,381	33.9
Share of (gain) / loss of an associate and a joint venture	(306)	39	0.6
Share-based payments	8	86	1.2
Gain on disposal of an associate	(8,177)	-	0
Impairment of non-current assets	24	47	0.7
Other	(100)	(140)	(2.0)
Net cash flow generated from operating activities before changes in working capital	10,520	15,964	227.0
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	394	(5,636)	(80.1)
Increase in other assets	(175)	(1,620)	(23.0)
(Decrease)/increase in customer accounts and amounts due to banks	(4,670)	2,018	28.7
(Decrease)/Increase in accounts payable and accruals	(6,228)	4,251	60.4
Increase in other liabilities	1,491	871	12.4
Decrease/(inrease) in loans issued as operating activity	(5,720)	(3,804)	(54.1)
Cash (used in)/ generated from operations	(4,388)	12,044	171.2
Interest received	3,538	7,192	102.2
Interest paid	(559)	(507)	(7.2)
Income tax paid	(3,101)	(3,838)	(54.6)
Net cash flow generated from/(used in) operating activities	(4,510)	14,891	211.7
Investing activities
Proceeds from sale of an associate	4,947	4,855	69.0
Cash paid as investments in associates	-	(660)	(9.4)
Cash received upon /(used in) business combination	(501)	1,012	14.4
Purchase of property and equipment	(302)	(232)	(3.3)
Purchase of intangible assets	(213)	(234)	(3.3)
Proceeds from sale of fixed and intangible assets	11	7	0.1
Loans issued	(25)	(29)	(0.4)
Repayment of loans issued	162	32	0.5
Purchase of debt securities	(10,584)	(5,938)	(84.4)
Proceeds from sale and redemption of debt securities	3,737	2,391	34.0
Dividends received from an associate	532	-	-
Net cash (used in)/generated from investing activities	(2,236)	1,204	17.1
Financing activities			-
Proceeds/(repayment) from/(of) debt	(1,854)	(810)	(11.5)
Payment of principal portion of lease liabilities	(274)	(233)	(3.3)
Dividends paid to owners of the Group	(5,211)	-	-
Dividends paid to non-controlling shareholders	(78)	(173)	(2.5)
Net cash used in financing activities	(7,417)	(1,216)	(17.3)
Effect of exchange rate changes on cash and cash equivalents	(186)	(450)	(6.4)
Net increase/(decrease) in cash and cash equivalents	(14,349)	14,429	205.1
Cash and cash equivalents at the beginning of year	47,382	33,033	469.6
Cash and cash equivalents at the end of year	33,033	47,462	674.8

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.

•	“Adjusted EBITDA” as Net profit plus/(less): (1) depreciation and amortization (2) other expenses/(income) (3) foreign exchange loss/(gain) (4) share of loss/(gain) of associates and joint ventures (5) interest expenses/ (income) (6) income tax expenses (7) share-based payment expenses (8) impairment of non-current assets (9) loss/(gain) on disposal of an associate.

•	“Adjusted Net profit” as Net profit plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) impairment of non-current assets, (3) share-based payment expenses, (4) loss/(gain) on disposal of an associate, (5) effect of taxation of the above items.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

Adjusted EBITDA is a key measure used by management, is serves as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

We define the above measures as follows:

•	PS Payment Net Revenue is the Net Revenue comprising the merchant and consumer fees collected for the payment transactions.

•	PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD
Revenue	9,342	14,815	210.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,858	5,916	84.1
Total Net Revenue	5,484	8,899	126.5
Segment Net Revenue
Payment Services Segment Revenue	8,340	12,233	173.9

PS Payment Revenue(1)	6,953	10,239	145.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	3,303	4,392	62.4
PS Payment Net Revenue	3,650	5,847	83.1

PS Other Revenue(3)	1,387	1,994	28.3
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	232	279	4.0
PS Other Net Revenue	1,155	1,715	24.4
Payment Services Segment Net Revenue	4,805	7,562	107.5

Corporate and Other Category Revenue	1,002	2,582	36.7
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	323	1,246	17.7
Corporate and Other Category Net Revenue	679	1,337	19.0
Total Segment Net Revenue	5,484	8,899	126.5

Profit for the period	4,113	4,069	57.8
Plus:
Depreciation and amortization	282	263	3.7
Other income	(118)	(170)	(2.4)
Other expenses	11	16	0.2
Foreign exchange (gain)/loss, net	(10)	(1,605)	(22.8)
Gain on disposal of an associate	(1,964)	-	-
Share of gain of an associate and a joint venture	-	39	0.6
Interest income	(130)	(2)	(0.0)
Interest expenses	13	9	0.1
Income tax expenses	466	870	12.4
Impairment of non-current assets	-	11	0.2
Adjusted EBITDA	2,663	3,500	49.8
Adjusted EBITDA margin	48.6%	39.3%	39.3%

Profit for the period	4,113	4,069	57.8
Fair value adjustments recorded on business combinations and their amortization(5)	(11)	(47)	(0.7)
Impairment of non-current assets	-	11	0.2
Gain on disposal of an associate	(1,964)	-	-
Effect of taxation of the above items	(14)	(17)	(0.2)
Adjusted Net Profit	2,124	4,016	57.0

Adjusted Net Profit per share:
Basic	34.02	64.04	0.91
Diluted	34.01	64.04	0.91

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,434	62,713	62,620
Diluted	62,454	62,713	62,620

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.
(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.
(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RUB	RUB	USD
Revenue	41,135	51,502	732.2
Minus: Cost of revenue (exclusive of depreciation and amortization)	18,022	17,365	246.9
Total Net Revenue	23,113	34,137	485.3
Segment Net Revenue
Payment Services Segment Revenue	37,934	45,252	643.3

PS Payment Revenue(1)	33,397	37,689	535.8
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	15,890	14,114	200.7
PS Payment Net Revenue	17,507	23,575	335.2

PS Other Revenue(3)	4,537	7,563	107.5
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	944	1,035	14.7
PS Other Net Revenue	3,593	6,528	92.8
Payment Services Segment Net Revenue	21,100	30,103	428.0

Corporate and Other Category Revenue	3,201	6,251	88.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	1,188	2,217	31.5
Corporate and Other Category Net Revenue	2,013	4,034	57.4
Total Segment Net Revenue	23,113	34,137	485.3

Profit for the period	17,536	13,755	195.6
Plus:
Depreciation and amortization	1,130	1,085	15.4
Other income	(159)	(276)	(3.9)
Other expenses	94	49	0.7
Foreign exchange (gain)/loss, net	29	650	9.2
Gain on disposal of an associate	(8,177)	-	-
Share of gain of an associate and a joint venture	(306)	39	0.6
Interest income	(168)	(109)	(1.5)
Interest expenses	76	51	0.7
Income tax expenses	3,080	4,429	63.0
Share-based payment expenses	8	59	0.8
Impairment of non-current assets	24	47	0.7
Adjusted EBITDA	13,167	19,779	281.2
Adjusted EBITDA margin	57.0%	57.9%	57.9%

Profit for the period	17,536	13,755	195.6
Fair value adjustments recorded on business combinations and their amortization(5)	241	219	3.1
Impairment of non-current assets	24	47	0.7
Share-based payment expenses	8	59	0.8
Gain on disposal of an associate	(8,177)	-	-
Effect of taxation of the above items	(38)	(84)	(1.2)
Adjusted Net Profit	9,594	13,996	199.0

Adjusted Net Profit per share:
Basic	153.67	223.51	3.18
Diluted	153.62	223.51	3.18

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,434	62,620	62,620
Diluted	62,454	62,620	62,620

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.
(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.
(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.